Exhibit A

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Husky Energy Closes Preferred Shares Offering

Calgary, Alberta (March 12, 2015) – Husky Energy has completed its recently announced public offering of 8,000,000 Cumulative Redeemable Preferred Shares, Series 5 (the “Series 5 Shares”) with a syndicate of underwriters led by TD Securities Inc. and RBC Capital Markets.

The aggregate gross proceeds to Husky from the completed upsized offering are $200 million.

The net proceeds of the offering will be used for the partial repayment of short term debt incurred in connection with the Company’s U.S. refining operations.

The Series 5 Shares were offered by way of prospectus supplement to the short form base shelf prospectus of Husky Energy dated February 23, 2015.

Holders of the Series 5 Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 3.57 percent.

Holders of Series 5 Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the “Series 6 Shares”), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill rate plus 3.57 percent.

The Series 5 Shares are listed on the Toronto Stock Exchange under the symbol HSE.PR.E.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the U.S. The Series 5 Shares have not been and will not be registered under the U.S. Securities Act of 1933. The Series 5 Shares are being offered and sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the U.S. Securities Act) and may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C and HSE.PR.E. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to the proposed use of the net proceeds of the offering.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other news releases filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.